Exhibit 12

                     MDU RESOURCES GROUP, INC.
               COMPUTATION OF RATIO OF EARNINGS TO
          COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


                                 Twelve Months          Year
                                     Ended              Ended
                                 June 30, 1997    December 31, 1996
                                    (In thousands of dollars)
Earnings Available for
  Fixed Charges:

Net Income per Consolidated
  Statements of Income             $ 47,074           $45,470

Income Taxes                         16,384            16,087
                                     63,458            61,557

Rents (a)                             1,032             1,031

Interest (b)                         33,621            34,101

Total Earnings Available
  for Fixed Charges                $ 98,111           $96,689

Preferred Dividend Requirements    $    784           $   787

Ratio of Income Before Income
  Taxes to Net Income                   135%              135%

Preferred Dividend Factor on
  Pretax Basis                        1,058             1,062

Fixed Charges (c)                    34,653            35,132

                                   $ 35,711           $36,194

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Dividends             2.75x             2.67x


(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c)  Represents rents and interest, both as defined above.